Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-145845 March 3, 2008

iPath® MSCI India IndexSM ETN

In light of regulations recently implemented by the Securities and Exchange Board of India (“SEBI”) with respect to derivative instruments linked to Indian equity securities, the issuance, sale and lending of these Notes is now subject to the terms described in the prospectus relating to the Notes.

iPath® Exchange Traded Notes (ETNs)

Medium Term Notes issued by Barclays Bank PLC

	Note Ticker	Intraday Indicative Value Ticker	Bloomberg Index Ticker	Yearly Fee[1]
iPath® MSCI India IndexSM ETN	INP	INP.IV	NDEUSIA	0.89%

NOTE DETAILS

Primary Listing	NYSE Arca

Term of Notes	30 Years

Valuation Date	Each business day during the term of the Notes

Early Redemption	3 Days following Valuation Date

50,000 unit minimum

Redemption Charge	.00125% x Redemption Value

Coupon	None

Indicative Value	principal amount x (current index level/initial index level) – Current Investor Fee

Value at Maturity	principal amount x index factor – investor fee

Redemption Value	(principal amount x index factor – investor fee) – Redemption Charge

[1]

The investor fee equal to 0.89% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.89% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

Description

The MSCI India Total Return IndexSM is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities. The Index is currently comprised of the top 62 companies by market capitalization listed on the National Stock Exchange of India. The Index is calculated by Morgan Stanley Capital International (“MSCI”) and is denominated in US dollars.

You may obtain more information about the MSCI India Total Return IndexSM at http://www.mscibarra.com/

Key Terms

Primary Listing: The Securities are listed on the NYSE Arca under the symbol INP.

Coupon: There will be no interest during the term of the Securities.

Valuation Date: Generally each business day during the term of the iPath ETN, or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.

Value at Maturity: Holders of the Securities will receive a cash payment at maturity equal to principal amount of the Securities multiplied by the index factor minus the investor fee.

Redemption Date: A Redemption Date is the third business day following a Valuation Date.

Redemption Value: The principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date.

Early Redemption (“Redemptions”): At least 50,000 units2 on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus. Subject to the notification requirements described in the prospectus, you may redeem your Securities on any Redemption Date, as described below, during the term of the Securities. If you redeem your Securities, you will receive a cash payment in an amount equal to the daily Redemption Value, which is the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date, less the redemption charge. You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date. The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 securities.

[2]

The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Indicative Value: An intraday “indicative value” meant to approximate the intrinsic economic value of the Securities is calculated and published by Bloomberg or a successor under the respective ticker symbols listed above. In connection with iPath ETNs, the term “indicative value” refers to the value at a given time based on the following equation:

Indicative Value = Principal Amount per Security X (Current Index Level / Initial Index Level) – Current Investor Fee

where:

Principal Amount per Security = $50

Current Index Level = The most recent level of the Index as published by MSCI

Initial Index Level = The level of the Index on the inception date Current Investor Fee = The most recent daily calculation of the investor fee with respect to the Securities, determined as described above (which, during any trading day, will be the investor fee determined on the preceding calendar day).

The indicative value calculation is provided for reference purposes only.3

Fees

Yearly Fee: 0.89%

Redemption Charge: The redemption charge is a one-time charge imposed upon early redemption and is equal to 0.00125 times the daily redemption value. The redemption charge is intended to allow us to recoup the brokerage and other transaction costs that we will incur in connection with redeeming the Securities. The proceeds we receive from the redemption charge may be more or less than such costs.

Creation/Redemption Procedures

Placements (“Creations”): Securities may be placed from inventory to the extent, but only to the extent, that such iPath notes, which were previously sold, have been redeemed by Barclays. Such placements can be made through Barclays Capital Inc., an affiliate and agent of the issuer, Barclays Bank PLC. Contact Barclays Capital for further information.

[3]

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor do they reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indices underlying each iPath ETN may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of each iPath ETN. Index levels provided by the sponsors of the indices underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying commodities markets. For this reason and others, the actual trading price of the iPath ETN may be different from their indicative value.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Early Redemption: In order to redeem your Securities on a Redemption Date, you must deliver a notice of redemption to Barclays Capital, Inc. (“Barclays Capital”) via email by no later than 4:00 p.m. New York time on the business day prior to the applicable Valuation Date and follow the procedures set forth in the applicable prospectus and summarized in part below.

Order timeline for redemptions:

•

Deliver a Notice of Redemption (Notice of Redemption form attached) to Barclays Capital via email no later than 4:00 p.m. New York time on the business day prior to the applicable Valuation Date. A confirmation of redemption will be sent to you by the issuer or by Barclays Capital.

•

Sign the Confirmation of Redemption Form and fax to 212-412-1232 before 4:00 p.m. New York time on the same day. The issuer or Barclays Capital must acknowledge receipt in order for the confirmation to be effective.

•

Instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the Valuation Date at a price equal to the applicable daily Redemption Value, facing Barclays Capital DTC 5101; and

•

Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York time on the applicable Redemption Date (the third business day following the Valuation Date).

Contact Barclays Capital for Placements/Early Redemptions: (contacts attached below)

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Index Construction

MSCI INDIA TOTAL RETURN INDEXSM

Top 10 Holdings:

Asset Name	ISIN	Float Adj Shares (%)	Sector
RELIANCE INDUSTRIES LIMITED	INE002A01018	15.73	Energy
ICICI BANK LTD	INE090A01013	7.94	Financials
INFOSYS TECHNOLOGIES LTD	INE009A01021	6.75	Information Technology
HOUSING DEVELOPMENT FINANCE CORP	INE001A01028	4.51	Financials
RELIANCE COMMUNICATIONS LTD	INE330H01018	3.82	Telecommunication Services
LARSEN & TOUBRO LTD	INE018A01030	3.78	Industrials
HDFC BANK LIMITED	INE040A01018	3.46	Financials
OIL & NATURAL GAS CORP LTD	INE213A01011	2.65	Energy
BHARAT HEAVY ELECTRICALS LTD	INE257A01018	2.54	Industrials
RELIANCE CAPITAL LTD	INE013A01015	2.39	Financials

As of December 31, 2007. Source: MSCI.

Sector Diversification:

Sector	Float Adj Shares (%)
Financials	28.75
Energy	19.14
Industrials	12.30
Information Technology	11.18
Materials	7.92
Utilities	5.75
Telecommunication Services	4.49
Consumer Staples	3.92
Consumer Discretionary	3.68
Health Care	2.87
Total	100%

As of December 31, 2007. Source: MSCI.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Contact Information

Barclays Capital Inc. Front Office:

Team Line (212) 412-5150 Redemption and block buys

Greg King, Nick Cherney, Ed Ware, Christian Rieben, Nataliya Hafiychuk

Email: ipathdesk@barclayscapital.com

Barclays Capital Inc. Back Office:

Lolombahang Rai	(212) 412-3475
Craig Ramirez	(212) 412-2858
Roseann Tsandiotis	(212) 412-3544

Email address for the Notice of Redemption: ipathredemptions@barclayscapital.com

Fax number for signed Confirmation of Redemption: 212-412-1232

Any issues with faxing should go to Barclays Capital’s back office

Barclays Capital Inc. iPath Lending Desk

Brian O’Hagen or Brian Bendowski (212) 412-2182

iShares Product Management

Nicole Hunter	(415) 402-4619	Nicole.Hunter@barclaysglobal.com	Trading/market making questions
Tony Kelly	(415) 402-4671	Tony.Kelly@barclaysglobal.com	Head of Product Management
Matt Lewis	(415) 402-4921	Matthew.Lewis@barclaysglobal.com	Sr. Product Manager
Erin Saade	415-402-4654	Erin.Saade@barclaysglobal.com	Trading/Market Maker questions
Katie Waltemyer	(415) 402-4692	Katie.Waltemyer@barclaysglobal.com	Trading/market making questions

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Email Format:

NOTICE OF REDEMPTION

To: ipathredemptions@barclayscapital.com

Subject: iPath® Notice of Redemption, CUSIP No. 06739F291

[BODY OF EMAIL]

Name of holder: [                                                         ]

Number of Securities to be redeemed: [                ]

Applicable Valuation Date: [                    ], 20[    ]

Contact Name: [                                                     ]

Telephone #: [                                ]

Acknowledgement: I acknowledge that the Securities specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the Securities are satisfied.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Fax Format

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax: 212-412-1232

Dear Sirs:

The undersigned holder of Barclays Bank PLC’s $___________ Medium-Term Notes, Series A, iPath® Exchange Traded Notes due ________, 2036 CUSIP No. 06739F291 redeemable for a cash amount based on the MSCI India Total Return IndexSM (the “Securities”) hereby irrevocably elects to exercise, on the Redemption Date of ____________, with respect to the number of Securities indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the Securities (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Securities (specified below) to book a delivery vs. payment trade on the Valuation Date with respect to the number of Securities specified below at a price per Security equal to the applicable daily Redemption Value, facing Barclays Capital DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York time on the Redemption Date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of Securities surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

(You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.)

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in the iPath ETNs linked to the MSCI India Total Return IndexSM may carry risks similar to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

Subject to requirements described in the prospectus, the Securities may be redeemed with the issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

5217-iP-010

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS